

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 11, 2014

Via E-mail
David Schaeffer
Chairman and Chief Executive Officer
Cogent Communications Group, Inc.
1015 31st Street N.W.
Washington, D.C. 20007

      Re: **Cogent Communications Group, Inc.**
             Form 10-K for the Fiscal Year Ended December 31, 2012
             Filed February 27, 2013
             Form 10-Q for the Quarterly Period Ended June 30, 2013
             Filed August 8, 2013
             Forms 8-K filed on February 22, May 7, August 8 and November 8, 2013
             File No. 001-31227

Dear Mr. Schaeffer:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                          Sincerely,

                          /s/ Stephen G. Krikorian

                          Stephen G. Krikorian
                          Accounting Branch Chief